FILED PURSUANT TO RULE 424(b)(3) SEC FILE NO. 333-70678
PROSPECTUS SUPPLEMENT No. 2 (To Prospectus dated October 12, 2001) DATED FEBRUARY 7, 2002

6,661,275 Common Shares

        This prospectus supplement relates to the offer and sale from time to time by the selling shareholders of our common stock issuable upon the redemption of units of limited partnership interest in Duke Realty Limited Partnership, if and to the extent that such selling shareholders redeem their units and we elect to issue shares of common stock in exchange for these units.

        This prospectus supplement amends and supplements, and should be read in conjunction with, the prospectus dated October 12, 2001 and prospectus supplement No. 1 dated January 11, 2002, both of which are to be delivered with this prospectus supplement.

        The Selling Shareholder table, appearing under the heading "Selling Shareholders" in the accompanying prospectus, is amended and supplemented by the information in the table below.

Name	Number of Common Shares Offered Hereby
The Edwards Foundation (1)	10,500
Ross C. Farro, Trustee of the Ross C. Farro Revocable Trust dated 3/16/95 (2)	275,000

(1)
The units pursuant to which these shares may be issued were acquired by a transfer from the following individual/entity to The Edwards Foundation:
Jeffrey W. Edwards	5,500
Multicon Builders, Inc.	5,000

Total	10,500
(2)
The units pursuant to which these shares may be issued were acquired by a transfer from Ross C. Farro to the named entity. The units are pledged to Merrill Lynch Bank USA and/or Merrill Lynch Private Finance, Inc., who may also be selling shareholders with respect to such shares.